Filed by Energy XXI Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: EPL
Commission File No.: 001-16179

NASDAQ: EXXI AIM: EXXI www.energyxxi.com March 12, 2014 EPL Oil & Gas Acquisition 3/11/14 Acquire, Exploit, Explore, Deliver

Disclaimer

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger with EPL ("EPL"), Energy XXI ("Energy XXI") will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which will include a preliminary joint proxy statement that will constitute a prospectus of Energy XXI. Energy XXI and EPL also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Energy XXI and EPL. INVESTORS AND SECURITY HOLDERS OF ENERGY XXI AND EPL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Energy XXI and EPL, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy XXI will be available free of charge on Energy XXI's internet website at www.energyxxi.com under the tab "Investor Relations" and then under the tab "Filings" or by contacting Energy XXI Investor Relations Department at 713-351-3000. Copies of the documents filed with the SEC by EPL will be available free of charge on EPL's internet website at www.eplweb.com under the tab "Investor Relations" and then under the tab "Financial Information" or by contacting EPL's Investor Relations Department at 713-228-0711.

Participants in the Solicitation

Energy XXI, EPL, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EPL and Energy XXI in connection with the proposed transaction. Information about the directors and executive officers of Energy XXI is set forth in Energy XXI's annual report for the year ended June 30, 2013, which was filed with the SEC on August 21, 2013. Information about the directors and executive officers of EPL is set forth in EPL's annual report for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of EPL as an indirect, wholly-owned subsidiary of Energy XXI and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies' control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of EPL or the stockholders of Energy XXI to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of EPL's business and operations with Energy XXI's business and operations; the inability to or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Energy XXI following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Energy XXI and EPL caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Energy XXI's and EPL's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Energy XXI, EPL, the proposed transaction or other matters and attributable to Energy XXI and EPL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Energy XXI nor EPL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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Transaction Rationale Creates Premier Public Independent on the GoM Shelf • To operate 10 of the largest oil fields on the GoM shelf • Almost an oil pure play, 70% by production, 91% by revenue • Expanded scale reduces risk through operational diversity Larger, High - Graded Portfolio Offers Visible Growth • Application of operational efficiencies, development techniques and exploration concepts across a broader base of properties leverages the combined company’s proven expertise Transaction is Immediately Accretive • Combined cost savings of up to $80 million in first two years • Highly accretive on both EPS and CFPS basis • Enhances strong cash flow generation profile Consistent Execution of EXXI’s Long - Term Strategy: Acquire, Exploit, Explore, Deliver • Established track record of successfully integrating large acquisitions • Solid history of growing reserves and value on acquired properties x x x x 3

Acquired Assets Integrate Seamlessly

The combined company will operate 10 of the largest GoM Shelf oil fields.



Lineham Creek
Highlander
Laphroaig-Pontiff
Davy Jones
Vermilion
South Marsh Island 239
Eugene Island 258/259
Ship Shoal 208
Blackbeard Complex
South Timbalier 54
South Timbalier 21
South Timbalier 26/41
Grand Isle 16/18
West Delta 30
West Delta 29
West Delta 73
East Bay
South Pass 78
South Pass 89
South Pass 49 Additional Interest
Main Pass 296/311
Main Pass Complex
GULF OF MEXICO

Rank	Field	Operator	Cum Prod. (MMBO)
1	Bay Marchand	Chevron	802
2	West Delta 30	Energy XXI	740
3	East Bay	EPL	659
4	Eugene Island 330	Fieldwood	437
5	Grand Isle 43	Fieldwood	374
6	Grand Isle 16	Energy XXI	304
7	South Pass 61	Fieldwood	269
8	West Delta 73	Energy XXI	268
9	Main Pass 41	Chevron	265
10	South Timbalier 21	Energy XXI	257
11	Ship Shoal 208	EPL	221
12	South Pass 89	Energy XXI	194
13	South Marsh Island 130	Talos	187
14	South Timbalier 135	Chevron	168
15	West Delta 79	Fieldwood	164
36	Main Pass 61/73	Energy XXI	100
42	South Pass 49	Energy XXI	82
43	South Pass 78	Energy XXI	80

- Energy XXI Assets
- EPL Assets

Recovering More From Top Ten Fields Production 3,660 Proved 233 Probable 74 Possible 67 Next 5% from Top Ten Fields 402 Remaining Left in Ground 3,599 8,000+ Gross MMBOE OOIP Top Ten Fields 5% Recovery Increase Doubles EXXI Reserves 5

Expanded Portfolio Increases Scale 48% 11% 41% 42% 28% 30% 46% 16% 38% PDP PDNP PUD Proved Reserves 1 Proved Probable 2P Reserves 1 76% 24% 74% 26% 75% 25% 165 MMBOE 78 MMBOE 243 MMBOE 218 MMBOE 106 MMBOE 325 MMBOE Production 1 EXXI Pro Forma EPL 44.7 MBOE/d 20.8 MBOE/d 65.5 MBOE/d Oil Gas 33% 67% 24% 76% 31% 69% 1 EXXI reserves and production as of 6/30/2013 less production from 7/1/2013 - 12/31/2013 pro forma for divestiture of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 (Black Elk) and South Timbalier 54 (Walter). EPL reserves and production as of 12/31/2013 pro forma for Nexen acquisition. 6

Becoming the Premier GoM Shelf Independent 65 56 50 45 21 EXXI - Pro Forma Peer 2 Peer 1 EXXI EPL $48.4 $41.9 $39.1 $35.9 $27.1 EPL EXXI - Pro Forma EXXI Peer 1 Peer 2 633 444 335 298 226 EXXI - Pro Forma Peer 2 EXXI EPL Peer 1 Proved Reserves (MMBOE) 1 Source: Company filings. 1 EXXI reserves and production as of 6/30/2013 less production from 7/1/2013 - 12/31/2013 pro forma for divestiture of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 (Black Elk) and South Timbalier 54 (Walter). EPL reserves and production as of 12/31/2013 pro forma for Nexen acquisition. 2 Adjusted EBITDA margin defined as calendar Q4 2013 Adjusted EBITDA divided by quarterly production Peers include SGY, WTI Production(MBOE/d) 1 GoM Shelf Net Acres Adjusted EBITDA Margin ($/BOE) 2 243 165 144 118 78 EXXI - Pro Forma EXXI Peer 1 Peer 2 EPL 7

Oiliest Assets on GoM Shelf 77% 70% 66% 49% 46% EPL EXXI - Pro Forma EXXI Peer 1 Peer 2 4Q 2013 Peer Production % Oil 1 74% 73% 70% 63% 47% EXXI EXXI - Pro Forma EPL Peer 2 Peer 1 2013 Year - End Proved Reserves % Oil 1 Reserve Crude Percentage by Category 1 MMBOE Type % Oil 243 Proved 73% 81 Probable 75% Proved Developed Producing 112 MMBOE Proved Developed Non - Producing 40 MMBOE Proved Undeveloped 91 MMBOE 12/31/13 Pro Forma 2P $11.3 Billion PV - 10 1 Probable 81 MMBOE 1 EXXI reserves and production as of 6/30/2013 less production from 7/1/2013 - 12/31/2013 pro forma for divestiture of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 (Black Elk) and South Timbalier 54 (Walter). EPL reserves and production as of 12/31/2013 pro forma for Nexen acquisition . Peers include SGY, WTI 8

Significant Near-Term Cost Savings

Key Highlights

- LOE Savings
  - Eliminate EPL's GI Shorebase
  - Optimize boats/helicopters
  - Vendor negotiations
- Windstorm
  - EPL pays $30 MM/year in windstorm/insurance
  - EXXI will spend an incremental $15 MM to increase base insurance policy and windstorm limit
- G&A
  - Eliminate majority of executive suite
  - High grade teams

Projected Benefits

	Year 1	Year 2
LOE (before insurance)	$5.0	$20.0
Insurance/Wind Derivatives	15.0	15.0
G&A	7.5	15.0
Total Savings	**$27.5**	**$50.0**

Likely combined cost savings of ~$80 MM in first two years

Additional capital savings:
- **$35 MM on WAZ**
- **~$10 MM Drilling WD29**

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Acquired Asset Overview Long - Lived Oil Value Play Growth - Driven Portfolio Complementary Asset Base Key Fields EXXI Overlap East Bay South Timbalier x West Delta 27/29 x Main Pass x Ship Shoal 208 South Pass 78 & 49 x x Eugene Island 258/259 South Marsh Island 239 Core Acreage Proved Reserves by Category Proved Reserves by Area Overview Proved Reserves ( MMBoe ) 1 78.1 4Q 2013 Production (MBOE/d) 1 20.8 PDP 42% PDNP 28% PUD 30% SP 78 9% MP Area 6% SMI 239 4% SS 208 24% EB 15% WD 27/29 14% ST Area 11% EI 258/259 5% Other 12% 1 EXXI reserves and production as of 6/30/2013 less production from 7/1/2013 - 12/31/2013 pro forma for divestiture of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 (Black Elk) and South Timbalier 54 (Walter). EPL reserves and production as of 12/31/2013 pro forma for Nexen acquisition. 10

Significant Upside Development Inventory – 109 Projects I dentified » Infill Drilling Opportunities • Approximately 115 MMBOE • Low capital requirements, high success rates » Dump Flood Inventory • Pushes oil to producer leading to increased oil rate and reserve recovery at reasonable costs • 47 MMBOE based on 15% recovery uplift Exploration Inventory – 73 Projects Identified » New seismic commitments » F ocus on Central GOM oil window » Prospects could begin drilling early 2015 YE2013 Reserve Build - Up (MMBOE) 74 MMBOE 4 MMBOE 27 MMBOE 106 MMBOE 115 MMBOE 47 MMBOE 107 MMBOE 374 MMBOE NSAI Proved EI 258/259 Acquisition Proved NSAI Probable Total NSAI In-Fill Drilling Dump Flood Step Out Total Resource Base 11

12 146 MMBOE Proved Reserves Acquired History of Making Big Oil Fields Bigger ~80% Uplift on Proved Reserves Purchased Expect Similar Results with EPL Acquisition 115 MMBOE Added Organically Marlin 25 MMBOE Other 26 MMBOE ExxonMobil 53 MMBOE MIT 21 MMBOE Pogo 20 MMBOE 74 8 261 261 MMBOE Proved Reserves To - Date ■ 1P Reserves ■ Production Since Inception ■ 3P Reserves ■ Asset Sale 53 76 117 120 179 82 104 196 206 310 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 12

Transaction Overview Consideration Premium Financing • EXXI to acquire EPL for $39 per share representing a $2.3 billion transaction value – EPL shareholders receive .584 EXXI shares plus $25.35 in cash – Stock consideration results in EPL ownership of ~25% of combined company • Election mechanism for EPL shareholders to select consideration on pro rata basis Timing • 34% to EPL’s closing share price on 3/11/2014 • EXXI intends to utilize existing credit facility and cash on hand – $450 million availability under pro forma revolving credit facilities • Issuance of new high - yield debt of $300 million • Subject to EPL and EXXI shareholder approvals • Regulatory clearance (HSR waiting period) • Expected closing in Q2 2014 Governance & Management • EPL will retain one Board of Directors seat on combined company • Key EPL personnel to be retained to execute integration of assets 13

Financing Summary* • EXXI to issue 23.2 MM shares for 35% of outstanding EPL equity, representing an exchange ratio of 0.584x 1 • Cash requirements of ~$1.1 BN to be funded with the following sources: – Cash on hand – Draw on revolving credit facility of $545 MM – Sale of EI 330 / SMI 128 – High - yield financing • Sufficient liquidity post transaction close with ~$185 MM cash on balance sheet and $450 MM available under RBL 2 – EXXI expects a borrowing base redetermination to $1.2 BN prior to closing of transaction on its existing facility – Existing EPL facility expected to be rolled up under EXXI RBL Sources (assuming $300 million high - yield issue ) EXXI equity (23.2 MM shares at $23.37/sh.) $542 Revolving credit facility 545 New high - yield notes 300 Sale of EI 330 / SMI 128 100 Cash on hand 141 Assumption of EPL debt 707 Total Sources $2,335 Uses Stock consideration of equity $542 Cash consideration of equity 1,006 EPL outstanding debt 707 EPL employee options cashed out 33 Fees 47 Total Uses $2,335 * Financing summary as of 3/11/2014 1 Based on closing prices of $23.37 and $29.11 for EXXI and EPL, respectively, as of 3/11/2014 2 Assumes reduction on borrowing base of $.25 for incremental high - yield debt issued 14

Pro Forma Capitalization Historical 12/31/2013 Acquisition Pro Forma 12/31/2013 $MM, except per share data Cash and cash equivalents $358 $128 Revolving credit facility $152 $827 Other long - term debt $1,847 2,644 Net debt $1,641 $3,343 Shareholders’ equity $1,366 $1,905 Total Capitalization $3,008 $5,259 Borrowing base 1 $1,088 $1,600 Liquidity 2 $1067 $676 Total Proved Reserves (MMBOE) 3 165 243 Net Debt/Total Proved $9.89 $13.72 Net Debt/Capitalization 55% 64% 1 Pro forma borrowing base of $1,675 reduced by $75 million per additional HY debt of $300 million 2 Includes effect of $225 million in letters of credit outstanding 3 EXXI reserves and production as of 6/302013 less production from 7/2013 - 12/2013 pro forma for divestiture of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 and South Timbalier 54. 15

Summary Highlights Creates largest public independent pure play GoM shelf company “High - Grades” portfolio with larger opportunity set of oil - focused properties Immediately accretive, with synergies driven by G&A, Insurance and LOE Advances EXXI’s proven strategy: Acquire, Exploit, Explore, Deliver x x x x 16

Image goes here APPENDIX Additional information 17

Consolidated Oil Hedge Position*

Period	Fiscal Quarter	Instrument Type	Avg. Daily Volumes	Average Price	Index
1/2014-3/2014	Q3 2014	Three-Way Collars	3,167 bbl/day	$68.64 sub-floor, $88.64 floor, $126.77 cap	BRENT
1/2014-3/2014	Q3 2014	Put Spread	3,344 bbl/day	$67.55 sub-floor/ $87.55 floor	BRENT
1/2014-3/2014	Q3 2014	Swap	8,800 bbl/day	$99.24	WTI
1/2014-3/2014	Q4 2014	Swap	16,350 bbl/day	$93.12	LLS
4/2014-6/2014	Q4 2014	Three-Way Collars	5,352 bbl/day	$68.51 sub-floor, $88.51 floor, $128.62 cap	BRENT
4/2014-6/2014	Q4 2014	Put Spread	1,154 bbl/day	$66.43 sub-floor/ $86.43 floor	BRENT
4/2014-6/2014	Q4 2014	Swap	15,350 bbl/day	$94.26	LLS
1/2014-6/2014	Q3-Q4 2014	Collars	2,000 bbl/day	$90.00 floor, $108.38 cap	BRENT
1/2014-6/2014	Q3-Q4 2014	Three-Way Collars	5,082 bbl/day	$70.00 sub-floor, $90.00 floor, $137.20 cap	WTI
1/2014-6/2014	Q3-Q4 2014	Put Spread	4,917 bbl/day	$70.00 sub-floor, $90.00 floor	WTI
7/2014-12/2014	Q1-Q4 2015	Three-Way Collars	6,500 bbl/day	$68.08 sub-floor, $88.08 floor,$130.88 cap	BRENT
7/2014-12/2014	Q1-Q2 2015	Three-Way Collars	10,000 bbl/day	$70.00 sub-floor, $90.00 floor,$137.14 cap	WTI
7/2014-12/2014	Q1-Q2 2015	Collars	2,000 bbl/day	$90.00 floor, $108.38 cap	BRENT
7/2014-12/2014	Q1-Q2 2015	Swap	10,190 bbl/day	$93.64	LLS
1/2015-6/2015	Q3-Q4 2015	Three-Way Collars	10,000 bbl/day	$71.00 sub-floor, $91.00 floor, $113.75 cap	BRENT
1/2015-6/2015	Q3-Q4 2015	Swap	1,500 bbl/day	$97.70	BRENT
7/2015-12/2015	Q1-Q2 2016	Three-Way Collars	10,000 bbl/day	$71.00 sub-floor, $91.00 floor, $113.75 cap	BRENT
7/2015-12/2015	Q3-Q4 2016	Swap	1,500 bbl/day	$97.70	BRENT

*Updated positions effective 1/1/2014-12/31/2015, updated 3/7/2014

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Consolidated Gas Hedge P osition* Period Fiscal Quarter Instrument Type Avg. Daily Volumes Average Price Index 1/2014 - 3/2014 Q3 2014 Three - Way Collars 60,333 MMBtu/day $3.46 sub - floor, $4.11 floor, $4.71 cap NYMEX 1/2014 - 3/2014 Q3 2014 Swap 14,889 MMBtu/day $5.14 NYMEX 1/2014 - 3/2014 Q3 2014 Swap 5,000 MMBtu/day $4.01 NYMEX 1/2014 - 3/2014 Q3 2014 NYMEX vs. Gas Daily Swap 42,055 MMBtu/day - NYMEX 2/2014 Q3 2014 Put 10,000 MMBtu/day $4.92 strike NYMEX 4/2014 - 6/2014 Q4 2014 Three Way Collars 50,000 MMBtu/day $3.35 sub - floor, $4.00 floor, $4.61 cap NYMEX 4/2014 - 6/2014 Q4 2014 Swap 5,000 MMBtu/day $4.01 NYMEX 7/2014 - 9/2014 Q1 2015 Three Way Collars 50,000 MMBtu/day $3.35 sub - floor, $4.00 floor, $4.61 cap NYMEX 7/2014 - 12/2014 Q1 - Q2 2015 Three - Way Collars 50,000 MMBtu/day $3.35 sub - floor, $4.00 floor, $4.61 cap NYMEX 7/2014 - 12/2014 Q1 - Q2 2015 Swap 5,000 MMBtu/day $4.01 NYMEX 1/2015 - 12/2015 Q3 2015 - Q2 2016 Swap 4,300 MMBtu/day $4.31 NYMEX *Updated positions effective 1/1/2014 - 12/31/2015 , updated 3/7/2014 19

Strategic Growth Drivers Non - Core Assets 13 12% East Bay 9 8% Main Pass 40 37% Ship Shoal 4 4% South Pass 12 11% South Timbalier 9 8% 109 Development Projects • Low - risk projects (Ps>80%) • Stacked oil pay sands • Very short cycle time to first production • Abundant infrastructure and capacity • Consistent regulatory environment • Organic growth driver Eugene Island 15 14% West Delta 7 6% 20

Strategic Growth Drivers: Enhancement East Bay 13 28% Ship Shoal 7 15% South Timbalier 27 57% Focusing on 47 Dump Flood Projects 21

2P Dump Flood Inventory 47+ MMBOE

- Preliminary review covers only a portion of EPL's oily core areas
- Pushes oil to producer leading to increased oil rate & reserve recovery at reasonable costs
- West Delta is a potential 4th dump flood area



Reserve Potential by Area
West Delta
7 MMBO
South Timbalier 26/41
21 MMBO
Ship Shoal 208
14 MMBO
East Bay
5 MMBO



Down-dip Well
Up-dip Producer
Water Source
Reservoir
Oil Water Contact
Low Pressure
Oil Reservoir
< 1000 psi
Active Wells
Convert to Dump-flood

Dump Flood / Low Contrast Pay

- Low-risk projects (Ps>90%)
- Significant reserve adds in known reservoirs
- Quick cycle time
- Bookable as PUDs pre-drill or work-over
- Multiple opportunities across EPL assets

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Strategic Growth Drivers: Exploration Main Pass 10 14% Ship Shoal 10 14% South Pass 30 41% Non - Core Assets 3 4% South Timbalier 8 11% West Delta 12 16% 73 Exploration Projects 23

Resource Inventory 105+ MMBOE Inventory Overview • 3P inventory developed on HBP acreage and on trend • 105+ MMBoe inventory resources • 3P inventory continues to expand • 73 total projects identified Framework • Multi - year capital commitment to acquire FAN data – EPL core assets – Acquisition targets • Lease sales • Farm - ins • Field purchase • Multiple RTM projects on core assets and ahead of March lease sale and FAN acquisition in Eugene Island • Acquired WAZ data over ST 26 field • Inventory build • Project execution in 2014 24

• Bulk purchase agreements in place • Focused reprocessing efforts • Drive and test leading reprocessing technology WesternGeco TGS FairfieldNodal EPL’s Seismic Footprint – 3D 25

Combined Seismic Coverage EPL’s WesternGeco EPL’s TGS EPL’s FairfieldNodal Acquired Seismic Overlapping EXXI Properties Saves $35 MM EXXI currently has 8,279 square miles of seismic coverage 26

Current Survey Proposed Survey Exploration Program Unlocking Potential Full Azimuth Nodal (FAN) Acquisition Source vessel Rope Z700 nodes Layout / Retrieval vessel Acoutic release buoy Flexible line length compared to conventional OBC cable Recent & Proposed 3D Seismic Acquisition in Central GoM Longer - Term Steps to Develop the Play • Technical leader in procurement of new 3D datasets (1+ million acres, 200 blocks) − Improved imaging for untested salt flanks and sub - salt potential − FAN acquisition to begin mid - 2014 − Drilling to being as early as 2015 Key Takeaways • New 3D seismic shoots will blanket core areas and employ state - of - the - art technology • Designed to image the deeper section, while continuing to enhance the shallow 27

Leading Operator by Field and Cum. Production 740 437 802 187 659 374 265 304 269 168 268 164 257 221 194 0 500 1000 1500 2000 2500 3000 Energy XXI Operator 1 Operator 2 Operator 3 Cumulative Production (MMBO) Note: Operators include Talos , Chevron and Fieldwood Energy Energy XXI Operator 1 Operator 2 Operator 3 # of Fields 7 4 3 1 Cum. Production (MMBOE) 2,643 1,244 1,235 187 28